SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, DC  20549
                          _____________

                          SCHEDULE 13D
                         (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-
1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a) UNDER THE
SECURITIES EXCHANGE ACT OF 1934

                  (Amendment No. _____________)

                        HealthRite  Inc.
                        (Name of Issuer)

              Common Stock, Par Value $.001 per share
                 (Title of Class of Securities)

                           42221F101
                         (CUSIP Number)

                         Carl J. Valore
                   Linwood Commons, Suite C-4
                          2106 New Road
                       Linwood, NJ  08221
                         (609) 601-2424
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                      November 10, 1997
     (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1 (b)(3) or (4), check the following box  [ ].

CUSIP No. 42221F101

1.  Name of Reporting Persons
    IRS Identification Nos. of Above Persons (Entities Only)

    Bradley T. MacDonald
    David Green
    Ronald O. Hauge
    David H. Panasci
    Beverly L. Valore
    Reed Vordenberg
    Charles Richard Walgreen Sr.

2.  Check the Appropriate Box if a Member of a Group

    (a) [X]                  (b) [ ]

3.  SEC Use Only

    _____________________________________________________________

4.  Source of Funds*               PF

5.  Check Box if Disclosure of Legal Proceedings is Required
    Pursuant to Item 2(d) or 2(e)  [ ]          N/A

6.  Citizenship or Place of Organization         USA

Number of       7.  Sole Voting Power         469,200
Shares
Beneficially    8.  Shared Voting Power            -0-
Owned By
Each Reporting  9.  Sole Dispositive Power       469,200
Person
With           10.  Shared Dispositive Power           -0-

11.  Aggregate Amount Beneficially owned by Each Person  469,200

12.  Check Box if the Aggregate Amount in Row 11 Excludes
     Certain Shares*    [ ]

13.  Percent of Class Represented by Amount in Row 11   10.67%

14.  Type of Reporting Person*          IN

Item 1.  Security and Issuer.

         Common Stock, Par Value $.001 per share
         HealthRite Inc.
         11445 Cronhill Drive
         Owings Mills, MD  21117

Item 2.  Identity and Background.

          The name, address, principal occupation, and name and address of the employer of each member of the group acting in concert (the "Committee") are as follows:

         -  Bradley T. MacDonald
            9332 Owings Choice Court
            Owings Mill, MD  21117

            Consultant to HealthRite Inc., 11445 Cronhill Drive,
            Owings Mills, MD  21117


         -  David M. Green
            10128 East Topaz Drive
            Scottsdale, Arizona  85258

            President and Chief Executive Officer of
            Southwest Supermarkets, LLC, 2626 South 7th Street,
            Phoenix, Arizona 85034


         -  Ronald O. Hauge
            1014 South Avenue West, Missoula, Montana 59801

            Field Representative with Guardian Life Insurance
            Company, 1014 South Avenue West, Missoula,
            Montana 59801


         -  David H. Panasci
            4914 West Genesee Street, Camillus, New York 13031

            Consultant - Self-employed


         -  Beverly L. Valore, Esquire
            Linwood Commons, Suite C-4, 2106 New Road,
            Linwood, New Jersey  08221

            Attorney; Valore Law Firm and Valore Chartered,
            Linwood Commons, Suite C-4, 2106 New Road,
            Linwood, New Jersey  08221


         -  Reed Vordenberg
            34119 West 12 Mile Road, Suite 365
            Farmington Hills, Michigan  48331

            President of Vordenberg Marketing, Inc.
            34119 West 12 Mile Road, Suite 365
            Farmington Hills, Michigan  48331


         -  Charles Richard Walgreen, Sr.
            736 North Western Avenue, Suite 245
            Lake Forest, Illinois  60045

            President and Chief Executive Officer
            Walgreen Asset Group
            736 North Western Avenue, Suite 245
            Lake Forest, Illinois  60045

          Each of the members of the Committee is a citizen of the United States of America, and none of the members of the Committee has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding and as a result was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         Each of the seven persons who are members of the Committee have contributed $5,000 (for a total of $35,000) to finance the cost of soliciting proxies to elect a new board of directors of HealthRite Inc. If elected to the board of directors of HealthRite Inc., the Committee intends to cause HealthRite Inc. to reimburse the Committee for the cost of soliciting such proxies and all other related costs.

Item 4.  Purpose of the Transaction.

         The Committee has been formed for the purpose of electing a new board of directors of HealthRite Inc. and rehiring Bradley T. MacDonald as President of HealthRite Inc. If elected to the board of directors of HealthRite Inc., the Committee's nominees for the board of directors intend to consolidate most of HealthRite's production of branded products in Montana to take advantage of Montana's lower cost structure, develop a strategic manufacturing partnership for the Baltimore facility, and implement a restructuring of the Company's marketing and distribution strategies to take advantage of the connection's the Committee's members have with people in charge of purchasing dietary supplement products for major retail chains.

Item 5.  Interest in Securities of the Issuer.

         Set forth below is a table showing beneficial ownership of the shares of common stock of HealthRite Inc. by each member of the Committee.

                                                   Shared
                                  Sole Power       Power         Power to
Owner                               to Vote        to Vote       Dispose         Total      Percentage
Bradley T. MacDonald              229,000*          -0-          229,000*      229,000*       5.36%

Ronald O. Hauge                   170,000           -0-          170,000       170,000        3.98%

David Green                        22,000           -0-           22,000        22,000        0.51%

David H. Panasci                   30,100           -0-           30,100        30,100        0.70%

Beverly L. Valore                   2,000           -0-            2,000         2,000        0.05%

Reed Vordenberg                    12,000**         -0-           12,000**      12,000**      0.28%

Charles Richard Walgreen, Sr.       4,100           -0-            4,100         4,100        0.10%

                                  --------          ---          --------      -------        -----
     Total                         469,200          -0-           469,200       469,200      10.67%

____________________

* Includes 100,000 shares subject to options held by Mr. MacDonald which are exercisable until March 15, 1998. Includes 20,000 shares of Series A Preferred Stock of HealthRite Inc. owned by Mr. MacDonald which do not have voting rights with respect to the election of directors until HealthRite Inc. fails to pay the annual dividend but which are convertible into shares of Common Stock at any time at the option of the holder.

** Includes 10,000 shares owned by Mr. Vordenberg's father as to which Mr. Vordenberg disclaims beneficial ownership.

     Set forth below is a description of all transactions in the Common Stock of HealthRite Inc. by members of the Committee during the preceding 60 days.

     Charles Richard Walgreen, Sr. purchased 2,500 shares of HealthRite Inc. common stock in the market on October 17, 1997 at $2 per share through T. R. Winston & Company, Incorporated, a registered broker-dealer ("T. R. Winston"). On October 24, 1997, Mr. Walgreen purchased 1,600 shares of HealthRite Inc. common stock from Northern Trust Company.

     Beverly L. Valore purchased 2,000 shares of HealthRite Inc.
common stock in the market on October 27, 1997 at $2.05 per share through T. R. Winston.

     David H. Penasci made the following purchases of HealthRite Inc. common stock: (a) 2,000 shares on October 17, 1997 at $2.00 per share, (b) 300 shares on October 22, 1997 at $2.05 per share, and (c) 3,300 shares on October 23, 1997 at $2.05 per share. All of such purchases were made in the market through T. R. Winston.

     In all of the above transactions, T. R. Winston, a market maker in HealthRite Inc.'s stock acted as principal.

Item 6.  Contracts, Arrangements, Understandings or Relationships
         With Respect to Securities of the Issuer.

         The members of the Committee have agreed to be named as nominees for election to the board of directors of HealthRite Inc. and to solicit proxies for their election to such board of directors. Each of the members of the Committee has agreed to contribute $5,000 to finance the cost of such proxy solicitation.

Item 7.  Material to be Filed as Exhibits.

         Attached hereto as Exhibit 7 is an agreement among the members of the Committee that this Schedule 13D is filed on behalf of each of the members of the Committee

                            SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  November 20, 1997       /s/ Bradley T. MacDonald
                                            (Signature)
                                Name: Bradley T. MacDonald


Date:  November 21, 1997       /s/ David M. Green
                                            (Signature)
                                Name: David M. Green



Date: November 20, 1997        /s/ Ronald O. Hauge
                                            (Signature)
                                Name: Ronald O. Hauge


Date: November 21, 1997        /s/ David H. Panasci
                                            (Signature)
                                Name: David H. Panasci


Date: November 20, 1997        /s/ Beverly L. Valore
                                            (Signature)
                                Name: Beverly L. Valore


Date: November 21, 1997        /s/ Reed Vordenberg
                                            (Signature)
                                Name: Reed Vordenberg


Date: November 20, 1997        /s/ Charles Richard Walgreen, Sr.
                                            (Signature)
                                Name: Charles Richard
                                      Walgreen, Sr.

                            EXHIBIT 7

                            AGREEMENT


     Each of the undersigned agrees that the Schedule 13D to which this Agreement is an exhibit is filed on behalf of each of them.

     IN WITNESS WHEREOF, the undersigned, intending to be legally bound have executed and delivered this Agreement as of the date specified below.

Date:  November 20, 1997       /s/ Bradley T. MacDonald
                                            (Signature)
                                Name: Bradley T. MacDonald


Date:  November 21, 1997       /s/ David Green
                                            (Signature)
                                Name: David Green


Date: November 20, 1997        /s/ Ronald O. Hauge
                                            (Signature)
                                Name: Ronald O. Hauge


Date: November 21, 1997        /s/ David H. Panasci
                                            (Signature)
                                Name: David H. Panasci


Date: November 20, 1997        /s/ Beverly L. Valore
                                            (Signature)
                                Name: Beverly L. Valore


Date: November 21, 1997        /s/ Reed Vordenberg
                                            (Signature)
                                Name: Reed Vordenberg


Date: November 20, 1997        /s/ Charles Richard Walgreen, Sr.
                                            (Signature)
                                Name: Charles Richard
                                      Walgreen, Sr.